UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

BIODELIVERY SCIENCES INTERNATIONAL, INC.

(Name of Subject Company (Issuer))

BRISTOL ACQUISITION COMPANY INC.

(Offeror)

a wholly owned subsidiary of

COLLEGIUM PHARMACEUTICAL, INC.

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

09060J106

(CUSIP Number of Class of Securities)

Joseph Ciaffoni

President and Chief Executive Officer
Collegium Pharmaceutical, Inc.

100 Technology Center Drive, Suite 300

Stoughton, Massachusetts 02072

(781) 713-3699

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Jennifer L. Porter, Esq.	Shirley R. Kuhlmann, Esq.
Troutman Pepper Hamilton Sanders LLP	Executive Vice President and
3000 Two Logan Square	General Counsel
Eighteenth and Arch Streets	100 Technology Center Drive, Suite 300
Philadelphia, PA 19103	Stoughton, MA 02072
(215) 981-4000	(781) 713-3699

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ¨

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on February 18, 2022, as amended (together with this and any subsequent amendments and supplements thereto, the “Schedule TO”), and relates to the tender offer by Bristol Acquisition Company Inc., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Collegium Pharmaceutical, Inc. (“Collegium”), a Delaware corporation, to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of BioDelivery Sciences International, Inc., a Delaware corporation (“BDSI”), at an offer price of $5.60 per Share, in cash, subject to applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 18, 2022 (together with any amendments and supplements thereto, the “Offer to Purchase”), and in the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), copies of which are attached hereto as exhibits (a)(1)(A) and (a)(1)(B), respectively.

All the information set forth in the Offer to Purchase, including Schedule I thereto, and in the Letter of Transmittal, is hereby expressly incorporated in this Schedule TO by reference in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Amendment.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Item 11. Additional Information.

The information set forth in the Offer to Purchase under Section 16 — “Certain Legal Matters; Regulatory Approvals” and Item 11 of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Offer to Purchase, is amended and supplemented by adding the following sentences to the second paragraph under the heading “United States Antitrust Compliance” on page 54 of the Offer to Purchase with the following:

“The initial waiting period under the HSR Act with respect to the Offer expired, effective March 3, 2022, at 11:59 p.m., Eastern Time. Accordingly, the Regulatory Condition has been satisfied. The Offer continues to be subject to the remaining conditions set forth in Section 15 — “Conditions to the Offer.” At any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the FTC believes that the Offer may substantially lessen competition in any line of commerce in violation of the U.S. federal antitrust laws, the FTC may challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of assets of Collegium, BDSI or any of their respective subsidiaries or affiliates. The Antitrust Division, U.S. state attorneys general and private persons may also bring legal action under the U.S. federal and state antitrust laws. While Purchaser and Collegium each believes that the consummation of the Offer will not violate any U.S. federal or state antitrust law, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be.”

In addition, the information set forth in the Offer to Purchase under Section 16 — “Certain Legal Matters; Regulatory Approvals” and Item 11 of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Offer to Purchase, is amended and supplemented by replacing the information under the heading “Litigation” on page 56 of the Offer to Purchase with the following:

On February 25, 2022, in connection with the Transactions, a purported individual stockholder of BDSI filed a complaint in the United States District Court for the Southern District of New York, captioned Stein v. BioDelivery Sciences International, Inc., et al., No. 1:22-cv-01600, naming as defendants BDSI and each member of BDSI’s Board of Directors as of the date of the Merger Agreement (“Stein”). On February 28, 2022, two additional cases were filed by purported individual stockholders of BDSI in the same court, captioned Sanford v. BioDelivery Sciences International, Inc., et al., 1:22-cv-01676 (“Sanford”), and Higley v. BioDelivery Sciences International, Inc., et al., No. 1:22-cv-01658 (“Higley”). On March 2, 2022, a fourth case was filed by a purported individual stockholder of BDSI in the United States District Court for the Eastern District of New York, captioned Justice II v. BioDelivery Sciences International, Inc., et al., 1:22-cv-01145 (“Justice”). The Stein, Sanford, Higley, Justice, and any similar subsequently filed cases involving BDSI, BDSI’s Board of Directors or any committee thereof and/or any of BDSI’s directors or officers relating directly or indirectly to the Merger Agreement, the Transactions or any related transaction, are referred to as the “Transaction Litigations.”

The Transaction Litigations filed to date generally allege that the Schedule 14D-9 filed by BDSI with the SEC on February 18, 2022 in connection with the Transactions is materially incomplete and misleading by allegedly failing to disclose purportedly material information relating to the sale process leading to the Transactions, BDSI’s financial projections, and the analyses performed by Moelis & Company LLC in connection with the Transactions. The Transaction Litigations assert violations of Section 14(e) of the Exchange Act and violations of Section 20(a) of the Exchange Act against BDSI’s Board of Directors. Additionally, the Stein, Higley, and Justice complaints assert violations of Section 14(d) of the Exchange Act and Rule 14d-9 promulgated thereunder. The Transaction Litigations seek, among other things: an injunction enjoining consummation of the Transactions, rescission of the Merger Agreement, a declaration that BDSI and BDSI’s Board of Directors violated Sections 14(e) and 20(a) of the Exchange Act and Rule 14a-9 promulgated thereunder, damages, costs of the action, including plaintiff’s attorneys’ fees and experts’ fees and expenses, and any other relief the court may deem just and proper.

In addition, on February 24, 2022 and February 28, 2022, BDSI received demand letters from two purported stockholders of BDSI seeking to inspect certain books and records of BDSI related to the Merger (collectively, the “Demand Letters”).

BDSI cannot predict the outcome of the Transaction Litigations or Demand Letters, nor can BDSI predict the amount of time and expense that will be required to resolve each. BDSI believes that the Transaction Litigations and Demand Letters are without merit and intends to vigorously defend against each Transaction Litigation, Demand Letter, and any subsequently filed similar actions.

It is possible that additional similar complaints could be filed or demands received in connection with the Transactions. If additional similar complaints are filed or demands received, absent new or significantly different allegations, BDSI will not necessarily disclose such additional complaints, filings, or demands.”

Item 12. Exhibits.

Exhibit	Exhibit Name
(a)(1)(A)	Offer to Purchase dated February 18, 2022*

(a)(1)(B)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9)*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Summary of Newspaper Advertisement, as published in The Wall Street Journal on February 18, 2022*

(a)(5)(A)	Joint Press Release issued by Collegium Pharmaceutical, Inc. and BioDelivery Sciences International, Inc. on February 14, 2022 (incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Collegium Pharmaceutical, Inc. on February 14, 2022).

(a)(5)(B)	Investor Presentation of Collegium Pharmaceutical, Inc., dated February 14, 2022 (incorporated herein by reference to Exhibit 99.2 of the Current Report on Form 8-K filed by Collegium Pharmaceutical, Inc. on February 14, 2022).

(b)	Debt Commitment Letter, dated February 14, 2022, by and between Collegium Pharmaceutical, Inc. and Pharmakon Advisors, L.P.*

(d)(1)	Agreement and Plan of Merger, dated as of February 14, 2022, by and among Collegium Pharmaceutical, Inc., Bristol Acquisition Company Inc., and BioDelivery Sciences International, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Collegium Pharmaceutical, Inc. on February 14, 2022).

(d)(3)	Form of Tender and Support Agreement, dated as of February 14, 2022 (incorporated by reference to Exhibit 10.1 to the Current Report Form 8-K filed by Collegium Pharmaceutical, Inc. on February 14, 2022).

(d)(4)	Confidentiality Agreement, dated as of December 29, 2021 by and between Collegium Pharmaceutical, Inc. and BioDelivery Sciences International, Inc.*

(d)(5)	Exclusivity Agreement, dated as of February 4, 2022, by and between Collegium Pharmaceutical, Inc. and BioDelivery Sciences International, Inc.*

(g)	Not applicable.

(h)	Not applicable.

107	Fee Filing Table (incorporated by reference to Amendment No. 1 to Schedule TO filed on February 18, 2022).

*Previously filed.

**Filed herewith.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BRISTOL ACQUISITION COMPANY INC.

By	/s/ Joseph Ciaffoni
Name: Joseph Ciaffoni
Title: President and Chief Executive Officer
Date: March 4, 2022

COLLEGIUM PHARMACEUTICAL, INC.

By	/s/ Shirley Kuhlmann
Name: Shirley Kuhlmann
Title: EVP, General Counsel and Secretary
Date: March 4, 2022